Exhibit 99.2

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     Date, Time and Place: On July 22, 2019, at 12 a.m., at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, the Board of Directors of Suzano S.A. (“Company”) were met.

2.                                     Attendance: The following members of the Board of Directors of the Company were present in the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). Mr. Marcelo Feriozzi Bacci, the Chief Financial Officer of the Company, was invited to make a presentation.

3.                                     Chairman and Secretary: Mr. David Feffer presided the Meeting and Mr. Vitor Tumonis acted as secretary.

4.                                     Agenda: Resolve on the proposal of amendment to the Financial Policy of the Company (“Policy”).

5.                                     Minutes in Summary Form: The members of the Board of Directors, by unanimous vote, has authorized the drawing-up of this minutes in summary form.

6.                                     Presentation, Discussions and Resolution: As required, the Chief Financial Officer of the Company, Mr. Marcelo Feriozzi Bacci, presented the matter to the Board of Directors of the Company, clarifying that the amendment to the Policy represents a inseparable commitment undertaken by the Company in accordance with Clause 3.9 of the Voting Agreement and Other Matters, executed on March 15th, 2018 by and between Bndes Participações S.A. — BNDESPAR, the Suzano Holding S.A., Mrs. David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, having the Company as its consenting and intervenient party (“Agreement”), which were executed under the scope of the transaction for the combining of the operations and shareholders bases of the Company and of Fibria Celulose S.A. Once the presentation and the subsequent discussions were concluded, the Directors, by unanimous vote and without any restrictions, under the terms and for the purposes of Clause 3.9 of the Agreement, approved the new version of the Policy, which a counterpart is filled in the Company’s headquarters.

7.                                     CLOSING: There being no further matters to be discussed, the meeting was adjourned. The minutes of the Meeting were drawn up, read, approved and signed by all members of the

Board of Directors present. Signatures. Presiding Board: David Feffer — Chairman; Vitor Tumonis — Secretary. Directors: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director).

This is a true copy of the original drawn up in the Company’s records.

São Paulo,  SP, July 22, 2019.

Vitor Tumonis

Secretary